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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
================================================================================
1. Name and Address of Reporting Person*

   Capital International Global Emerging Markets Private Equity Fund, L.P.
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   (Last)               (First)                 (Middle)

   135 South State College Boulevard
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                                    (Street)

   Brea                   CA                     92821
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

      Golden Telecom, Inc.(Nasdaq: GLDN)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   May/2001
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5. If Amendment, Date of Original (Month/Year)

   N/A
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [x(01)]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ X ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value               5/11/01        P               487,805     (A)    $5,000,000   01          01        01
$0.01 per share
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Call option         02       5/11/01  P         1            Immed.   03       Common    90,909  04       1         05       05
(right to buy)                                                                 Stock
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
Explanation of Responses:




 See Addendum 1                                              June 6, 2001
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ITEM 1: Capital International Global Emerging Markets Private Equity Fund, L.P. 135 South State College Boulevard
         Brea, California 92821

ITEM 2:  May 11, 2001

ITEM 4:  Golden Telecom, Inc. (Nasdaq: GLDN)

Instruction 4(b)(v) List of Other Reporting Persons:

This statement is being filed by Capital Group International, Inc. ("CGII"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"). The principal business address of CGII is 333 South Hope Street, Los Angeles, CA 90071. The principal business address of Capital International is 11100 Santa Monica Boulevard, Los Angeles, CA 90025. The principal business address of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821.

Explanation of Responses:

01: Capital International, Capital Investments and CGII may be deemed to beneficially and indirectly own 2,166,405 shares of Common Stock through CIPEF's direct ownership of 2,166,405 shares of Common Stock. Capital International, Capital Investments and CGII disclaim beneficial ownership of all shares of Common Stock reported herein. Such shares, together with the shares subject to the option discussed in footnote 5 below, comprise approximately 9.17% of the outstanding shares of the issuer.

02:  Initially $11.00, but see response 03 below.

03: 7/10/01 or, if certain conditions are met, 5/11/02. During the extended period expiring on the latter date, CIPEF will have the option to purchase such shares of Common Stock at a purchase price per share equal to the greater of (i) $11.00 or (ii) 120% of the average closing price of the Common Stock on The Nasdaq National Market during the 60-trading day period preceding the date of delivery of the related option exercise notice.

04: The call option was granted to CIPEF in connection with the purchase by CIPEF of 487,805 shares of Common Stock from Global TeleSystems Europe Holdings BV ("GTS"), as the assignee of Global TeleSystems, Inc., under the relevant Share Purchase Agreement dated as of April 2, 2001, for $5,000,000. No additional consideration was paid for the call option.

05: CIPEF has the option to purchase 90,909 shares of Common Stock. Capital International, Capital Investments and CGII may be deemed to beneficially and indirectly own the 90,909 shares of Common Stock subject to CIPEF's option. Capital International, Capital Investments and CGII disclaim beneficial ownership of all shares of Common Stock subject to such option.

                                Addendum 1

Signatures:


CAPITAL GROUP INTERNATIONAL, INC.

By: /s/ Philip de Toledo
   ---------------------------------
Name:   Philip de Toledo
Title:  Senior Vice President


CAPITAL INTERNATIONAL, INC.

By: /s/ Christopher D. Chen
   ---------------------------------
Name:   Christopher D. Chen
Title:  Vice President


CAPITAL INTERNATIONAL INVESTMENTS, LLC
By:     Capital International, Inc.
Its:    Managing Member

By: /s/ Christopher D. Chen
   ---------------------------------
Name:   Christopher D. Chen
Title:  Vice President


CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
PRIVATE EQUITY FUND, L.P.
By:     Capital International Investments, LLC
Its:    General Partner

By:     Capital International, Inc.
Its:    Managing Member

By: /s/ Christopher D. Chen
   ---------------------------------
Name:   Christopher D. Chen
Title:  Vice President